The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

02 JAN 31 AM 8: 14


02002835

January 29 , 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Announcement Regarding the Participation of
The Chuo Mitsui Trust & Banking Co., Ltd. to Japan Trustee Services Bank, Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dw 1/31

January 25, 2002

The Daiwa Bank, Ltd.
The Sumitomo Trust & Banking Co., Ltd.
The Chuo Mitsui Trust & Banking Co., Ltd.
Japan Trustee Services Bank, Ltd.

Announcement Regarding the Participation of
The Chuo Mitsui Trust & Banking Co., Ltd. to Japan Trustee Services Bank, Ltd.

The Daiwa Bank, Ltd. (hereinafter "Daiwa Bank"; President: Yasuhisa Katsuta), The Sumitomo Trust & Banking Co., Ltd. (hereinafter "Sumitomo Trust"; President: Atsushi Takahashi), and The Chuo Mitsui Trust & Banking Co., Ltd. (hereinafter "Chuo Mitsui Trust"; President: Kiichiro Furusawa) agreed on the date above that Chuo Mitsui Trust will participate in Japan Trustee Services Bank, Ltd. (hereinafter "JTSB"; President: Yoshikazu Matsuda), a joint venture established by Daiwa Bank and Sumitomo Trust, with a mutual consent that these three companies will equally participate in JTSB's management.

JTSB, since the establishment in June 2000, as its first phase of operation, had proceeded with the transfer of assets from Daiwa Bank and Sumitomo Trust to JTSB. Approximately 75 trillion yen of assets (such as securities) of both companies had been transferred by June 2001 and the integration of assets made it possible to establish a sophisticated and effective operation/administration system. Next, as the second phase, since April 2001, it has started the "Information Integration Service," which accumulates and processes various data pertaining to asset management of diverse asset management institutions including Chuo Mitsui Trust, as well as analyzes and evaluates such data. Further, as the third phase, the participation of Chuo Mitsui Trust is hereby agreed upon, which will further promote the integration of assets.

With Chuo Mitsui Trust's participation, the amount of JTSB's entrusted assets will exceed 110 trillion yen, which will enable the company to establish the "National Standard for the Asset Processing Platform," integrating management capital and long-established know-how of three companies, with a further utilization of its economy of scale. Further, through the establishment of "Asset/Information Processing Business Model," which unites assets integration and information integration, JTSB will further seek to provide highly value-added services that meet its customers' needs.

The Summary of JTSB

Corporate Name	:	Japan Trustee Services Bank, Ltd.
Location	:	8-11, 1-Chome, Harumi Chuo-ku Tokyo, Japan
Directors	:	Chairman Shunsuke Matsui President Yoshikazu Matsuda *One Deputy President is to be appointed from Chuo Mitsui Trust
Date of Establishment	:	June 20, 2000
Capital	:	50 billion yen
Number of Shares Issued	:	1 million
Shareholders	:	Daiwa Bank (50%) The Sumitomo Trust & Banking Co., Ltd. (50%)
Scope of Operations	:	The scope of operation covers securities processing business related to pension trust, individually operated designated money trusts (*Shitei-tan*), specified money trusts (*Tokkin*), securities investment trusts, and retirement benefit trusts, as well as their residual cash management, securities lending, foreign exchange transactions, custody operations, paying agent services, and other trust and banking services related to securities processing. In addition, the company operates the information integration services, as a part of Japanese Master Trust.
Total Assets	:	673.7 billion yen
Total Entrusted Assets	:	74,968.1 billion yen
Transfer of Shares for Chuo Mitsui's Participation	:	A capital increase by 1 billion yen is scheduled toward February 2002, all of which is to be contributed by Chuo Mitsui Trust (Total capital amount after the capital increase will equal 51 billion yen). On the same date as the capital increase is to be made, both Daiwa Bank and Sumitomo Trust will respectively transfer their 160,000 common shares to Chuo Mitsui Trust, which will result in an equal one-third shareholding by each of three companies. The transfer of shares as mentioned above is subject to the approval of the authorities concerned.

Note) Capital, number of shares issued, total assets, and total entrusted assets are those outstanding as of the end of September 2001.

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department